Mail Stop 4720

September 30, 2009

By U.S. Mail and Facsimile to 707-678-9734

Owen J. Onsum
President and Chief Executive Officer
First Northern Community Bancorp
195 N. First Street,
Dixon, California 95620

      Re: **First Northern Community Bancorp**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            File No. 000-30707

Dear Mr. Onsum:

We have reviewed your response dated September 9 and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Compensation Table, page 162

1.   We note your response to our prior comment no. 5. The definition of executive officer for Rule 3b-7 is fairly expansive and is intended to be read broadly. If you continue to believe that you do not have more than two named executive officers other than the Principal Executive and Accounting Officers, please identify, by title, all employees or types of employees who earn more than the threshold and explain how you concluded that those employees were not executive officers. Alternatively, confirm that you will include the disclosure required under Item 402 of Regulation S-K for the three most highly compensated executive officers

whose salary exceeds $100,000 other than the PEO and PFO in future filings.

*   *   *   *

Please respond to this letter within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to the above comment.

You may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419 if you have any questions regarding this letter.

Sincerely,

Christian Windsor
Special Counsel